Exhibit 99.1

S&P Global
Ratings

RatingsDirect®

Credicorp Ltd.

May 13, 2025

This report does not constitute a rating action.

Primary contact

Camilo Andres Perez
Mexico City
52-55-5081-4446
camilo.perez
@spglobal.com

Secondary contact

Ivana L Recalde
Buenos Aires
54-11-4891-2127
ivana.recalde
@spglobal.com

Ratings Score Snapshot

SACP: bbb

Anchor	bbb-	
Business position	Strong	1
Capital and earnings	Adequate	0
Risk position	Adequate	0
Funding	Adequate	0
Liquidity	Adequate	
CRA adjustment		0

Support: --

ALAC support	0
GRE support	0
Group support	0
Sovereign support	0

Additional factors: ---

Issuer credit rating
BBB-/Stable/--
Holding company ICR
BBB-/Stable/--

Credit Highlights

Overview

Key strengths	Key risks
High-quality and diverse asset base with dominant positions in most business segments.	Complex political landscape dents short- to medium-term economic growth in Peru, affecting business conditions.
Sufficient liquidity at the holding company to meet obligations, limiting dependence on dividends from operating subsidiaries.	

Credicorp Ltd. has investments in multiple large assets in the financial industry in Peru and some presence in other Latin American countries. The rating on the Bermuda-based nonoperating holding company (NOHC) incorporates the Credicorp group's leading position in Peru's financial industry, business diversification, steady earnings, adequate capitalization, manageable credit risks, diverse and stable funding base, and good liquidity coverage.

Our rating on Peru influences the creditworthiness of companies in the domestic financial sector, including Credicorp. Our foreign currency sovereign credit rating (BBB-/Stable/A-3)

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Credicorp Ltd.

limits the group credit profile on Credicorp because we don't think such a local entity could withstand a sovereign default scenario, given large asset exposure to the country.

Credicorp's substantial liquid assets allow it to meet its financial obligations without depending on dividends, which mainly come from highly regulated entities. Therefore, S&P Global Ratings believes a hypothetical suspension of dividends from operating subsidiaries wouldn't compromise the NOHC's ability to honor its obligations. We expect Credicorp to have sufficient resources to repay its only debt issuance, which will come due June 2025. Its liquid assets--mainly cash and short-term investments in high-quality assets--cover its outstanding financial liabilities by 1.2x.

Credicorp--Dividend flow


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
(MIL PEN)
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Others
Atlantic Security Holdings (Private banking)
Credicorp Capital (Asset manager)
Banco de Credito de Bolivia (Bank)
Prima (Pension fund)
Pacifico (Insurer)
Banco de Credito del Peru (Bank)*
Dividends paid by holdco Credicorp

*Banco de Credito del Peru includes MiBanco, Atlantic Security Holding includes the treasury shares it holds from Credicorp. e--Estimate. PEN--Peruvian nuevo sol. Source: S&P Global Ratings.

Copyright © 2025 by Standard & Poor's Financial Services LLC. All rights reserved.

Outlook

The stable rating outlook on Credicorp for the next 12-24 months reflects that on Peru, which will continue influencing the group's credit fundamentals. Credicorp receives a substantial portion of dividends from its Peruvian operations across various financial segments. In addition, the holding company has substantial liquid assets that would ensure debt service coverage even in a scenario of low or no dividends.

The stable outlook also indicates the resilience of the group's largest subsidiary, Banco de Credito del Peru, which we don't expect to downgrade unless its stand-alone credit profile falls below 'bbb-', which is unlikely.

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 www.spglobal.com/ratingsdirect  May 13, 2025  10  Credicorp Ltd.  Downside scenario  A downgrade of Peru could trigger a similar action on Credicorp. We could also lower the rating on Credicorp if its liquidity decreases and challenging business conditions significantly weaken dividends received.  Upside scenario  We could upgrade Credicorp if we were to take a similar action on the sovereign while the group's intrinsic credit fundamentals remain unchanged.  Anchor: 'bbb-' For Financial Institutions Operating In Peru  Our bank criteria use our Banking Industry Country Risk Assessment's economic risk and industry risk scores to determine a bank's anchor, the starting point in assigning an issuer credit rating. Our anchor for a financial entity operating in Peru (where Credicorp mostly operates) is 'bbb-'. (See "Banking Industry Country Risk Assessment: Peru," Dec. 17, 2024.)  Business Position: Largest Financial Group In Peru With Ample Business Stability  Credicorp's solid business position reflects its leadership in Peru's financial sector, primarily through its largest subsidiary, Banco de Credito del Peru (BCP; BBB-/Stable/A-3), which owns MiBanco Banco de la Microempresa S.A. (BBB-/Stable/A-3). BCP, which has diversified operations across all retail and wholesale segments, is the leading bank in Peru, with a lending market share of about 37%, including its microlender subsidiary, MiBanco. These factors support the stability of the bank's business and dividend flows to Credicorp.  The group also has smaller banking operations, including ASB Bank Corp. (BB+/Stable/B) based in Panama and Banco de Credito de Bolivia (not rated) based in Bolivia, as well as activities in the Peruvian insurance and pension funds industries through Pacifico Seguros and Prima AFP, respectively (both not rated). Pacifico Seguros is one of the leaders in the life, health, and property/casualty insurance segments. AFP Prima is the second-largest player in the pension industry, with a 30% share in assets under management.  In addition, Credicorp has asset and wealth management operations in Colombia, Chile, and Peru through Credicorp Capital (not rated). BCP has made up 75%-80% of Credicorp's earnings and dividends in recent years, while insurance and pension fund business have made up 10%- 15% and banking operations in other jurisdictions and Credicorp Capital the rest.  The steady investments in digital initiatives over the past years have started to pay off, benefiting Credicorp's competitiveness in the Peruvian financial industry. In particular, Yape, the most used digital financial services app in Peru, with about 17 million total users, has been increasing its functionalities and supplementing banking and insurance products, increasing the group's client base and benefiting income and profitability. We expect investments in digitalization to continue, supporting the group's adaptability and competitive position amid continued disruptions in the financial industry.

 www.spglobal.com/ratingsdirect  May 13, 2025  10  Credicorp Ltd.  Capital And Earnings: Adequate Capitalization To Support Business Strategy  We consider Credicorp's capitalization metrics commensurate with its business strategy. We expect its risk-adjusted capital ratio (calculated according to our methodology) to remain stable at roughly 9.9% in 2025-2026 thanks to its main operating subsidiaries' high and stable capacity to build earnings.  Our base case considers the following:  Annual GDP growth in Peru close to 3.0%;  Annual inflation stabilizing at 2.5%;  Policy rate gradually dipping to 4.25%;  Moderate annual loan growth of 6%-8%;  High net interest margins amid focus on growing retail segments and consistently low funding costs;  Cost of risk decreasing slightly to about 2.2%;  NPLs stabilizing at 3.5%-4.0% and remaining well covered by loan loss reserves, with net charge-offs of 1.8%-2.2%;  Continued investment in digital initiatives;  Return on average equity remaining adequate at 16%-18%; and  Dividend distributions from Credicorp to its shareholders of 50%-70% of results but with flexibility to reduce them if needed, as in 2021.  Credicorp has good regulatory capital metrics, with total regulatory capital above 1.3x the minimum requirement.  Credicorp has delivered solid earnings since 2022 mainly thanks to consistently sound net interest margins resulting from increasing investment income, falling interest rates on funding, and BCP's strong competitiveness in the transactional deposits segment. In addition, the group’s profitability has been stable due to sound insurance underwriting results and stable cost efficiencies despite continued investments in technology and marketing.  On the other hand, a few factors have somewhat limited higher profits--namely the challenging economic conditions in Peru that affected lending growth and cost of risk during part of 2023 and 2024, and the significant one-time expense in 2024 related to the Sartor case.  We expect Credicorp’s profitability to remain stable in 2025 as retail lending growth resumes amid relatively stable interest rates and the cost of risk normalizes. We also expect low funding costs, operating efficiencies, and insurance results to persist. Innovative strategies will also continue supporting bussiness growth and profitability. We expect return on average equity to remain stable at 16%-18% this year.

 www.spglobal.com/ratingsdirect  May 13, 2025  10  Credicorp Ltd.  Risk Position: Diversified Business Mix And Improving Asset Quality  Credicorp has good business diversification, conservative growth strategies, and manageable credit risks, in our view. Meanwhile, BCP's banking operations focus on lending, with no relevant concentrations among economic sectors or customers.  As in the overall Peruvian banking industry, BCP's asset quality has been improving in recent quarters thanks to more stable local economic conditions, higher liquidity amid the seventh pension funds withdrawal, and banks' conservative underwriting of new loans. Thus, Credicorp’s NPL ratio decreased to 3.8% as of December 2024 (in line with the industry average) from 4.3% in December 2023. In 2023 and part of 2024, volatile political conditions and adverse climate events eroded the quality of microcredits, loans to small and midsize enterprises, and consumer credits to middle- and low-income borrowers.  Our base-case scenario assumes adequate macroeconomic fundamentals and recent improvements to new loan originations will help keep asset quality manageable in 2025, with NPLs stable at 3.5%-4.0%. Although risks around political uncertainties and climate events in Peru have receded recently, we will continue monitoring these factors. Credicorp's good credit loss provisions coverage and capitalization also help keep pressure on asset quality manageable.  Although dollarization in the Peruvian financial system has fallen in the past decade thanks to the central bank's measures, it remains high at about 30% of total loans, similar to Credicorp's 35%. However, we believe banks mostly offer dollar-denominated loans to borrowers with revenue in that currency, such as exporters, or others that count with other coverages such as financial derivatives on their debt.  Funding And Liquidity: Stable Funding Base And Healthy Liquidity  We think the group has adequate funding structure and liquidity, in line with our assesment on BCP. According to our calculations, Credicorp's stable funding ratio has been 110%-120% in recent years. Its broad liquid assets represented 34% of total assets, 54% of customer deposits, and 2.9x its short-term wholesale funding as of December 2024, indicating ample capacity to cover needs in 2025.  Customer deposits make up roughly 80% of Credicorp's consolidated funding base, and half are retail deposits, which we deem more stable, particularly during times of market distress. The funding base also includes interbank credit lines, market debt, and central bank repurchase agreements.  The NOHC's substantial liquidity support its creditworthiness. We expect the company to maintain high liquid unencumbered assets to meet its financial obligations on its own. In 2020, Credicorp issued $500 million (which matures June 2025) to enhance the cash cushion for potential contingencies. Its double leverage remains adequate at about 100%.

Credicorp Ltd.

Support: No Uplift To The Group Credit Profile

Credicorp is 12.2% owned by the Romero family (based on floating shares), and the rest is held by private and institutional investors. Because of this, we base our rating on Credicorp on its own credit quality, excluding parental support.

Despite the relevance of banking operations, our rating on Credicorp doesn't include potential extraordinary government support. Although BCP would receive support, given its high systemic importance in Peru, we don't expect such support would be extended to the holding company.

Environmental, Social, And Governance

Environmental, social, and governance (ESG) factors have no material influence on our credit rating analysis of Credicorp, as with industry and domestic peers. Peru is somewhat exposed to natural disasters such as earthquakes, volcanic activity, landslides, and the El Niño climate pattern. However, Credicorp, like other domestic financial entities, has been able to keep credit and operating losses moderate during such conditions. The group has solid loan diversification with low exposure to the agriculture sector, which is vulnerable to these conditions.

The Peruvian economy depends to some extent on the commodity metals sector, which domestic banks generally don't directly finance. Still, banks are indirectly exposed to those sectors through the supply chain (suppliers, subcontractors, and employees who are also retail clients).

Credicorp operates in sectors that provide services and products supporting Peru's social development. It provides financing to micro, small, and midsize companies, which make up 21% of the lending portfolio. Also, insurance and pension operations play an important role in the society's welfare and economic stability. Yape contributes to increased financial inclusion in Peru.

Credicorp has a satisfactory oversight framework and corporate governance practices that comply with local regulations. The board of directors is well balanced to represent shareholders' interests adequately.

Key Statistics

Credicorp Ltd.--Key figures

MIL PEN	2024	2023	2022	2021	2020
Adjusted assets	253,522	236,217	233,854	242,112	234,767
Customer loans (gross)	145,732	144,976	148,626	147,597	137,660
Adjusted common equity	29,173	27,629	25,775	21,967	17,292
Operating revenues	21,691	19,733	17,288	14,285	13,336
Noninterest expenses	10,347	9,262	8,621	7,740	7,127
Core earnings	5,623	4,960	4,745	3,672	398

PEN--Peruvian nuevo sol.

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Credicorp Ltd.

Credicorp Ltd.--Business position

(%)	2024	2023	2022	2021	2020
Total revenues from business line (currency in millions)	21,691	19,733	17,288	14,285	13,336
Commercial & retail banking/total revenues from business line	81.2	81.2	81.2	84.4	83.1
Corporate finance/total revenues from business line	4.7	4.7	4.7	6.0	7.4
Insurance activities/total revenues from business line	5.7	5.7	5.7	5.9	8.5
Asset management/total revenues from business line	8.4	8.4	8.4	2.8	2.9
Investment banking/total revenues from business line	4.7	4.7	4.7	6.0	7.4
Return on average common equity	16.5	15.8	16.7	13.9	1.4

Credicorp Ltd.--Capital and earnings

(%)	2024	2023	2022	2021	2020
Adjusted common equity/total adjusted capital	100.0	100.0	100.0	100.0	100.0
Net interest income/operating revenues	65.1	67.9	66.6	65.5	64.3
Fee income/operating revenues	18.7	19.3	21.1	24.5	21.8
Market-sensitive income/operating revenues	8.7	6.9	6.7	7.9	8.9
Cost to income ratio	47.7	46.9	49.9	54.2	53.4
Preprovision operating income/average assets	4.6	4.4	3.6	2.7	2.9
Core earnings/average managed assets	2.3	2.1	2.0	1.5	0.2

Credicorp Ltd.--Risk position

(%)	2024	2023	2022	2021	2020
Growth in customer loans	0.5	(2.5)	0.7	7.2	19.1
Total managed assets/adjusted common equity (x)	8.8	8.6	9.2	11.2	13.7
New loan loss provisions/average customer loans	2.4	2.5	1.2	0.9	4.7
Net charge-offs/average customer loans	2.4	2.0	1.5	1.8	0.8
Gross nonperforming assets/customer loans + other real estate owned	3.8	4.3	4.1	3.9	3.5
Loan loss reserves/gross nonperforming assets	142.9	132.6	128.8	148.8	205.3

Credicorp Ltd.--Funding and liquidity

(%)	2024	2023	2022	2021	2020
Core deposits/funding base	81.0	79.53	78.5	76.0	73.5
Customer loans (net)/customer deposits	85.1	92.6	95.8	92.5	89.7
Long-term funding ratio	87.1	85.3	86.1	89.5	86.5
Stable funding ratio	121.7	113.4	110.8	110.5	115.7
Short-term wholesale funding/funding base	15.0	17.1	15.8	11.8	15.1
Broad liquid assets/short-term wholesale funding (x)	2.9	2.3	2.3	2.6	2.5
Broad liquid assets/total assets	34.1	30.8	28.4	25.2	30.6
Broad liquid assets/customer deposits	54.0	49.8	45.7	41.0	51.1
Net broad liquid assets/short-term customer deposits	44.4	35.3	31.9	31.8	51.9
Short-term wholesale funding/total wholesale funding	78.8	83.5	73.8	49.3	56.8

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Related Criteria  General Criteria: Hybrid Capital: Methodology And Assumptions, March 2, 2022  Criteria | Financial Institutions | General: Risk-Adjusted Capital Framework Methodology, April 30, 2024  Criteria | Financial Institutions | Banks: Banking Industry Country Risk Assessment Methodology And Assumptions, Dec. 9, 2021  Criteria | Financial Institutions | General: Financial Institutions Rating Methodology, Dec. 9, 2021  General Criteria: Environmental, Social, And Governance Principles In Credit Ratings, Oct. 10, 2021  General Criteria: Group Rating Methodology, July 1, 2019  General Criteria: Ratings Above The Sovereign--Corporate And Government Ratings: Methodology And Assumptions, Nov. 19, 2013  General Criteria: Principles Of Credit Ratings, Feb. 16, 2011  Related Research  Banco de Credito del Peru, March 28, 2025  Banking Industry Country Risk Assessment: Peru, Dec. 17, 2024  Bulletin: Peru's Banking Economic Risk Trend Is Stabilizing On Sector's Resilience To Economic Adversities, Dec. 17, 2024  Mibanco - Banco de la Microempresa S.A., Aug. 9, 2024  Ratings Detail (as of May 06, 2025)* Credicorp Ltd.  Issuer Credit Rating  BBB-/Stable/--  Senior Unsecured  BBB-  Issuer Credit Ratings History  26-Apr-2024  BBB-/Stable/--  15-Oct-2021  BBB/Negative/--  08-Jun-2020  BBB/Stable/--  Sovereign Rating  Bermuda  A+/Stable/A-1  Related Entities  ASB Bank Corp.  Issuer Credit Rating  BB+/Stable/B  Banco de Credito del Peru  Issuer Credit Rating  BBB-/Stable/A-3  Senior Unsecured  BBB-  Credicorp Ltd.  www.spglobal.com/ratingsdirect  May 13, 2025  10

 Ratings Detail (as of May 06, 2025)*  Subordinated  BB+  Banco de Credito del Peru, Panama Branch  Subordinated  BB+  MiBanco Banco de La Microempresa S.A.  Issuer Credit Rating BBB-/Stable/A-3  *Unless otherwise noted, all ratings in this report are global scale ratings. S&P Global Ratings’ credit ratings on the global scale are comparable across countries. S&P Global Ratings’ credit ratings on a national scale are relative to obligors or obligations within that specific country. Issue and debt ratings could include debt guaranteed by another entity, and rated debt that an entity guarantees.  Credicorp Ltd.  www.spglobal.com/ratingsdirect  May 13, 2025  10

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